Exhibit 12.1
ALON USA ENERGY, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended December 31,
	2010	2009	2008	2007	2006
Ratio of Earnings to Fixed Charges:
Earnings:
Income (loss) before income tax expense (benefit), non-controlling interest in income (loss) of subsidiaries, accumulated dividends on preferred stock of subsidiary and income (loss) from equity earnings (losses) of investees	$(228,524)	$(191,642)	$157,427	$144,937	$256,416

Add:
Fixed charges	110,197	127,123	89,450	57,925	35,832
Amortization of capitalized interest	469	425	344	394	441
Distributions from equity investees	6,681	19,167	2,774	9,301	2,422
Less:
Interest capitalized	(1,004)	(1,692)	(3,417)	—	—

Total earnings	$(112,181)	$(46,619)	$246,578	$212,557	$295,111

Fixed charges:
Interest expense, net	$94,939	$111,137	$67,550	$47,747	$30,658
Interest capitalized	1,004	1,692	3,417	—	—
Rental expense interest factor (A)	14,254	14,294	18,483	10,178	5,174

Total fixed charges	$110,197	$127,123	$89,450	$57,925	$35,832

Ratio of earnings to fixed charges	(B )	(B )	2.8x	3.7x	8.2x

(A)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(B)	For the years ended December 31, 2010 and 2009, our ratio of earnings to fixed charges was less than one-to-one, and our coverage deficiency was approximately $222.4 million and $173.7 million, respectively.